[COMMUNITY BANKERS TRUST CORPORATION LETTERHEAD]

March 30, 2011

BY EDGAR TRANSMISSION

Ms. Brittany Ebbertt

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Community Bankers Trust Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Form 10-Q for Fiscal Quarter Ended September 30, 2009

File No. 001-32590

Dear Ms. Ebbertt:

We are providing the following supplemental information to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, following telephone conferences among representatives of each of the Staff, Community Bankers Trust Corporation (the “Company”) and Elliott Davis LLC, the Company’s independent registered public accounting firm. This information supplements our response to your comment letter to the Company dated December 2, 2010 and our submission of certain amended filings on January 14, 2011 and March 3, 2011.

The supplemental information is as follows:

•

The Company notes that the financial information in its Annual Report on Form 10-K/A for the year ended December 31, 2008, as filed on January 14, 2011 reflects changes from the original filing of the 2008 Form 10-K on March 31, 2009 as explained below. The information below also explains the basis for the changes in financial information in each of the Company’s three Quarterly Reports on Form 10-Q in 2009, from their original filings to their amended filings on March 3, 2011.

Ms. Brittany Ebbertt

Division of Corporation Finance

March 30, 2011

Specific amounts that have been restated are included in Note 1 to the Consolidated Financial Statements of the 2008 Form 10-K and beginning on page 3 of this letter.

The Company restated financial information for 2008 to reflect an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. This restatement affected the following balance sheet items:

•	goodwill

•	additional paid-in capital

•	other assets

•	other liabilities

In addition to the flow through of the 2008 adjustment described above, the changes reflected in the amendments of the 2009 Form 10-Qs related to final valuations of balances related to the acquisition transaction with respect to Suburban Federal Savings Bank in January 2009. Balance sheet items affected were as follows:

•	loans

•	other real estate owned

•	the FDIC indemnification asset

•	the FDIC receivable

Furthermore, income statement items affected included the following:

•	interest on loans

•	gain on OREO

•	gain on SFSB transaction

•	other income

•	other operating expenses

Management has determined that the changes reflected in the financial information for the three 2009 Form 10-Qs are the result of a change in estimate used in valuation technique, as specified in ASC 250-10-50-5, related to the Suburban Federal Savings Bank transaction. In accordance with that guidance, disclosures related to restatement due to a change in estimate are not required.

Most of the changes to the financial statements in the 2008 Form 10-K/A relate to adjustments related to restatement issues, and changes in each of the Company’s three Quarterly Reports on Form 10-Q in 2009 relate to

Ms. Brittany Ebbertt

Division of Corporation Finance

March 30, 2011

adjustments related to refinement in valuation techniques. All other changes related to immaterial adjustments and reclassifications, including with respect to securities, property, plant, and equipment and deposits.

Information related to the 2008 Form 10-K/A restatement is included in Note 1 to the Consolidated Financial Statements. As there was no impact to the income statement as a result of the restatement, only the balance sheet impact that was considered material was included in the restatement disclosure, which states as follows:

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently issued twice. The result was an understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. An adjustment has been made to correct this error.

However, upon further consideration of the requirements of ASC 250, management has determined that disclosure of all financial statement line item changes, without regards to materiality, is more appropriate. Accordingly, the Company intends to amend the 2008 Form 10-K/A to present a new restatement footnote. Disclosure will be expanded as presented on page 39 of the amended Form10-K as follows:

During 2008, management discovered that there was an error in the fair value of stock options issued by the Company in settlement of the TFC and BOE stock options outstanding as of the respective merger dates. When correcting this valuation error, the adjustment was inadvertently recorded twice. The result was an understatement of Goodwill and Deferred Taxes Liabilities of approximately $2.9 million and $1.5 million, respectively. Other assets decreased because the error correction resulted in a net deferred tax liability position as opposed to a net deferred tax asset position. An adjustment has been made to correct this error.

Ms. Brittany Ebbertt

Division of Corporation Finance

March 30, 2011

Specific line items of the financial statements for the year ended December 31, 2008 affected by the restatement are as follows:

(dollars in thousands)

	As filed	Restated
Consolidated Balance Sheet
Goodwill	34,285	37,184	(1)
Other assets	9,507	7,798	(2)
Total assets	1,029,050	1,030,240	(1),(2)

Other liabilities	16,992	17,465	(3)
Total liabilities	865,364	865,837	(3)

Additional paid in capital	145,359	146,076	(4)
Total stockholders’ equity	163,686	164,403	(4)

Consolidated Statement of Changes in Stockholders’ Equity
Issuance of stock related to business combination	100,052	100,769	(4)
Balance December 31, 2008	145,359	146,076	(4)

Consolidated Statements of Cash Flows
Non-cash transactions related to the acquisition of TFC and BOE assets and liabilities
Other assets	81,487	83,664	(5)
Other liabilities	8,756	10,216	(6)

Adjustments

(1)	to correct goodwill related to the revised calculation of the fair value of stock options in the amount of $2.177 million and for reclassification of merger and acquisition costs of $723,000
(2)	to correct deferred tax assets related to the revised calculation of the fair value of stock options in the amount of ($987,000) and for the reclassification of merger and acquisition costs to goodwill of ($723,000)
(3)	to correct deferred tax liabilities related to the revised calculation of the fair value of stock options
(4)	to correct additional paid in capital related to the revised calculation of the fair value of stock options
(5)	to correct the increase in other assets for the change in goodwill related to the revised calculation of the fair value of stock options
(6)	to correct the increase in other liabilities for the change in deferred taxes related to the revised calculation of the fair value of stock options

Ms. Brittany Ebbertt

Division of Corporation Finance

March 30, 2011

While the external auditors were aware of the filing of the amendments to the 2008 Form 10-K, having performed the appropriate “keeping current” procedures, in light of the expanded disclosures, the Company has been advised that an updated auditor’s opinion will be included in the amended 2008 Form 10-K. In addition, there will be additional disclosures related to the subsequent events Note 25 on page 61 of amended 2008 Form10-K as follows, plus additional disclosure with respect to the transaction-based bonus awards that the Company made to its Chief Strategic Officer, which is currently being updated in response to a comment from the Staff in its December 2, 2010 letter to the Company:

With the TFC and BOE mergers consummated May 31, 2008, there were significant amounts of goodwill and other intangible assets recorded. Goodwill was initially assessed for potential impairment as of May 31, 2009, the anniversary date of the mergers, and again in December 2009, in order to coincide the assessment with the Company’s fiscal year end, both resulting in impairment charges totaling $31.9 million. Economic conditions, evidenced by the significant loan loss provision taken during the second quarter, warranted an impairment evaluation of goodwill that resulted in $5.7 million in impairment charges for the year ended December 31, 2010.

Management has also determined that a material weakness existed as of December 31, 2008 related to the omission of certain information related to the predecessors of the Company from the 2008 Form 10-K. The Company determined that sufficient guidance existed at the date of filing to make the determination that the predecessor’s information should have been included in the Company’s original filing. Accordingly, the Company determined that it will amend its 2008 Form 10-K to identify the material weakness.

•	The Company provides the following supplemental information with respect to Staff Comment 24 included in its letter dated September 30, 2009.

The Company notes that the original comment related to the Quarterly Report on Form 10-Q for the period ended June 30, 2009. The Company revised the MD&A sections of the Form 10-Q for each of that period and the period ended March 31, 2009 to state that the Company had a net deferred tax liability. As a result, no disclosures were required for consideration of the need for a deferred tax asset valuation allowance.

As mentioned in the Company’s response to the Staff Comment, SFAS No. 109 states in part, “To the extent that evidence about one or more sources of taxable income is sufficient to eliminate any need for a valuation allowance, other sources need not be considered.” At the time of the original filing, management considered the fact that on a consolidated basis, the combined entity had a history of generating taxable income. Further, at the time of filing of the original 2008 Form 10-K, the acquisition transaction with respect to Suburban Federal Savings Bank had been closed, and management was aware that a significant gain related to that transaction would be recorded in the first quarter of 2009 resulting in a large net deferred tax liability.

As a result of the error correction, the net deferred tax asset position changed to a net deferred tax liability position as indicated on the revised income taxes Note 9 to the Consolidated Financial Statements included in the amended

Ms. Brittany Ebbertt

Division of Corporation Finance

March 30, 2011

2008 Form 10-K. Therefore, revision of the disclosure in the 2008 Form 10-K was deemed not necessary, as the Company states that the net operating loss carryforward included in the net deferred tax asset is expected to be fully utilized and therefore states no valuation allowance should be established. However, to provide a more thorough discussion of the valuation allowance assessment, the disclosure in Note 9 to the Consolidated Financial Statements included in the 2008 Form 10-K will be expanded in an amended filing to include the following:

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. On a consolidated basis, the company has a history of generating taxable income from operations. Included in deferred tax assets, the company has a net operating loss carry forward of $2.945 million related primarily to losses sustained by a predecessor as a result of merger related expenses. In management’s opinion, it is more likely than not that the results of future operations will generate sufficient taxable income to fully utilize the net operating loss carryforward. In addition, as of December 31, 2008, the company is in a net deferred tax liability position. Based on the history of taxable income and the offset of deferred tax assets with deferred tax liabilities, management believes that a deferred tax valuation allowance is not required.

The net operating loss carryforwards expire in various amounts from 2021 through 2024.

•

The Company provides the following supplemental information with respect to the Staff request for additional information relating to the changes to the delinquency table found on page 37 from the original 2008 Form 10-K filing and draft amendments.

The delinquency table included in the original 2008 Form 10-K filing included covered loans. In accordance with SOP 03-3, the delinquency table included in the amended 2008 Form 10-K excludes covered loans.

•	The Company provides the following supplemental information with respect to Staff Comments 2, 3, and 8 included in its letter dated December 2, 2010.

Ms. Brittany Ebbertt

Division of Corporation Finance

March 30, 2011

In response to the Staff’s Comment 2 regarding a thorough discussion of each change made to its impaired loan identification policy, the Company provides the following information:

The Company has excluded “watch/special mention” loans, for each reporting period beginning with and after the fourth quarter of 2009 from its definition of impaired loans. Watch loans are not reported as impaired loans because this status is considered a temporary rating until the potential weaknesses are confirmed and/or corrected, at which time the loans will either be upgraded to a “pass” grade or downgraded to Substandard or Doubtful. A loan should not remain in the watch category for more than six to nine months. The affect of this change resulted in a decrease in impaired loans of $68.9 million in the fourth quarter of 2009. The calculation of allowance for loan loss is not affected as these loans were appropriately included in the ASC 450-20 (formerly FAS 5) analysis with no specific reserve established.

During the second quarter of 2010, the Company added a new risk grade, Special Mention, to its risk grade methodology, which expanded the risk grades from eight to nine. The Company defines the population of potentially impaired loans as those classified as Substandard and Doubtful. The addition of the new risk grade had no material impact on the dollar amount of Substandard and Doubtful loans.

As a part of its risk grade migration plan, the Company hired an independent third party to evaluate, confirm and classify approximately 65% of the non-covered loan portfolio because of the new risk grade and consisting of the following described loans: all loans or loan relationships of $1 million or greater, all acquisition development and construction loans of $250,000 or greater, watch loans and classified/impaired loans $500,000 or greater, and a statistical sampling of all other loans with an exposure between $250,000 and $1 million. As a result of this credit review there was a migration of approximately $44.7 million from Special Mention into Substandard and Doubtful that are the impaired loan categories.

The above mentioned changes increased the dollar amount of impaired loans reported in the second quarter of 2010. These loans were analyzed pursuant to FAS 114 and incrementally increased the allowance for loans losses in the amount of $6.7 million.

In response to the Staff’s Comment 3 requesting clarification of the amount of impaired loans on nonaccrual versus accrual status, the Company provides the following information to be included in the MD&A section of the 2010 Form 10-K:

In the fourth quarter of 2010, the Company determined that as a result of credit downgrades due to perceived credit weakness its risk grade definition that had previously comprised impaired loans (Substandard and Doubtful) included some loans that were not impaired under generally accepted accounting principles (GAAP). The GAAP definition states that an individual loan is impaired when,

Ms. Brittany Ebbertt

Division of Corporation Finance

March 30, 2011

based on current information and events, it is probable that a creditor will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. As a consequence, the Company has determined that it has inadvertently overstated the amount of impaired loans during the second and third quarters of 2010, by $76 million and $77 million, respectively (based on the definition used at December 31, 2010) as the substandard and doubtful loans included loans rated such due to collateral deficiencies or financial documentation weaknesses which did not in itself indicate impairment. Notwithstanding this situation, the Company does not believe that this misstatement had any material impact on the allowance for loan losses calculation as the portion of the allowance for unimpaired loans would have increased as a result of the weaknesses identified.

The Company has modified its definition of impaired loans to include all non-accrual loans, all Doubtful loans that are not on non-accrual status and all Substandard loans that are more than 60 days delinquent as of the statement date. On an on-going basis beginning with the first quarter of 2011, the Company will review all Substandard and Doubtful loans (excluding loans less than $100K) pursuant to and specifically for compliance with the accounting definition of impairment as described above as well as loans with other risk characteristics

The Company has identified a material weakness related to its process of identifying impaired loans. As part of the remediation of this material weakness, the Company continues to review its process for identifying impaired loans. To the extent the process is revised and impacts our allowance for loan loss calculation as a change in estimate, the Company will specifically identify the change in estimate that has been recorded based on this process.

Furthermore, in response to the Staff’s Comment 3 requesting clarification of the amount of impaired loans on nonaccrual versus accrual status, the Company provides the following information to be included in the Note 3 to the Consolidated Financial Statements of the 2010 Form 10-K:

Substandard and Doubtful loans still accruing interest are loans that management expects to ultimately collect all principle and interest due, but not under the terms of the original contract. A reconciliation of impaired loans to nonaccrual loans at December 31, 2010 and 2009 is set forth in the table below (dollars in thousands):

	December 31, 2010	December 31, 2009
Non-accruals	$36,532	$20,011
Substandard and still accruing	8,088	35,952
Doubtful and still accruing	354	493

Total impaired	$44,974	$56,456

Ms. Brittany Ebbertt

Division of Corporation Finance

March 30, 2011

•	The Company provides the following supplemental information with respect to Staff Comments 8 included in its letter dated December 2, 2010.

With respect to changes to the allowance for loan loss methodology during the year ended December 31, 2010, the following information will be included in the MD&A section of the 2010 Form 10-K:

Allowance for Loan and Lease Losses on Non-covered Loans

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes is appropriate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This quarterly evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower’s ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. For loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. The unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Ms. Brittany Ebbertt

Division of Corporation Finance

March 30, 2011

A loan is considered impaired when, based on current information and events, management believes that it is more likely than not that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, availability of current financial information, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of the expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

In the third quarter of 2010, the Company refined the factors used to calculate the FASB ASC 450, Contingencies, component of the allowance for loan loss to include more quantifiable information supported by current economic data. The analysis consists of these components: a) linear regression analysis of historical loss data provided by the FDIC, b) historical losses for the Company since inception on May 31, 2008, c) risk grade migrations and delinquency migrations of the loan portfolio, and d) an unallocated component to capture management’s view of the overall impact of those factors discussed in the above paragraph. This revision had impact to the amount of allowance for loan and lease losses on non-covered loans of approximately ($500,000).

•

The Company provides the following supplemental information with respect to the Staff request for additional information regarding the Company’s allowance for loan loss methodology as it relates to ASC 450-20, Loss Contingencies

Loans evaluated for impairment are moved into the ASC 450-20 (formerly FAS 5) analysis when an evaluation determines the loan is not impaired. If a loan is determined to be impaired, analysis remains a part of the ASC 310-10-35 (formerly FAS 114) calculation.

•

The Company provides the following supplemental information with respect to the Staff request for clarification on use of negative “income tax expense” in financial statements included in the 2010 Form 10-K.

Ms. Brittany Ebbertt

Division of Corporation Finance

March 30, 2011

The Company will ensure clear use of negatives when referring to “income tax expense” in the 2010 Form 10-K.

•	The Company provides the following supplemental information with respect to the Staff request for clarification regarding the difference between FDIC receivable and FDIC indemnification asset.

FDIC indemnification asset reflects payments expected related to future losses projected on the covered loans acquired. As these losses are realized and a claim is made with the FDIC, expected payment is reclassified to the FDIC receivable awaiting reimbursement. The FDIC receivable also included collection and foreclosure expenses incurred which are reimbursable under the shared loss agreement.

Please contact me at (804) 443-8515 or bthomas@essexbank.com if you have any questions or need additional information.

Sincerely yours,

/s/ Bruce E. Thomas
Bruce E. Thomas
Executive Vice President and
Chief Financial Officer